     Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated December 1, 2006
Relating to Preliminary Prospectus Supplement dated November 27, 2006
Registration Statement No. 333-138953

Issuer Free Writing prospectus

11,849,273,422 Shares

Common Stock
in the form of American Depositary Shares

     This free writing prospectus amends certain information contained in our preliminary prospectus supplement dated November 27, 2006, which was filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(7) under the Securities Act of 1933, as amended, on November 27, 2006. This free writing prospectus amends page S-15 of the preliminary prospectus supplement solely to reflect the correction of three figures included on that page. We have included in this free writing prospectus the amended page S-15 of the preliminary prospectus supplement marked to show the corrections.

     We have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-221-1037. You can access the registration statement (including the prospectus) by clicking on http://www.sec.gov/Archives/edgar/data/1027552/000095010306002675/dp04106_f3asr.htm, and the preliminary prospectus supplement by clicking on
http://www.sec.gov/Archives/edgar/data/1027552/000119312506241894/d424b7.htm.

     Net provisions more than doubled to Ch$36,277 million for the three months ended September 30, 2006 compared to Ch$17,793 million for the corresponding period in 2005, primarily due to an increase in provisions for loan losses to Ch$14,178 million for the three months ended September 30, 2006 compared to a decrease in loan loss allowance of Ch$19,167 million in the corresponding period in 2005. The increase in provisions resulted primarily from (i) the overall growth of our loan portfolio, particularly loans to individuals and SMEs, which, due to their risk profiles, require a relatively higher allowance level, and (ii) strengthening of our credit scoring systems during 2006 to take into account additional warning signals of negative credit behavior when calculating individual risk levels. Charge-offs decreased by 31.6% to Ch$34,168 million for the three months ended September 30, 2006 compared to Ch$49,981 million for the corresponding period in 2005. Recoveries on loans previously charged off were broadly stable for the three months ended September 30, 2006 compared to the corresponding period in 2005.

     Net fee income increased by 17.3% to Ch$42,247 million for the three months ended September 30, 2006 compared to Ch$36,031 million for the corresponding period in 2005, primarily attributable to increases in fees from checking accounts, fees from insurance brokerage services, fees from establishing credit lines, credit card fees, ATM fees, fees from advisory services and fees from foreign currency transactions. These increases reflect an increase in our customer base and greater demand per customer for our fee-based products and services. At September 30, 2006, our customers totaled 2.40 million, an increase of 8.9% from the beginning of the year.

   New Collective Bargaining Agreement

     In November 2006, we concluded the negotiations for a new collective bargaining agreement with the Bank’s principal unions. The new collective bargaining agreement enters into effect on March 1, 2007 and expires on March 1, 2011. The new collective bargaining agreement includes an improvement of certain benefits related to scholarships, sick days, insurance coverage for employees and a 5% increase in salaries as of May 2007 for employees with incomes below Ch$800,000 (US$1,500) on a gross monthly basis. Simultaneously, an end of negotiation bonus will be paid to each employee that depends on the employees’ respective wage levels and an additional special bonus for years of service will be given to non-executive employees that varies based on the number of years the employee is employed at the Bank. The aggregate expense associated with these bonuses will be approximately US$20 million, which will be recognized by the Bank in the fourth quarter of 2006.

S-15